 Filed Pursuant to Rule 253(g)(2)
File No. 024-10487

MEDALIST DIVERSIFIED REIT, INC.

SUPPLEMENT NO. 1 DATED APRIL 25, 2017
TO THE OFFERING CIRCULAR DATED JULY 28, 2016

This document supplements, and should be read in conjunction with, the offering circular of Medalist Diversified REIT, Inc. (“we,” “our” or “us”), dated July 28, 2016 and filed by us with the Securities and Exchange Commission, or the Commission, on August 1, 2016, as supplemented, referred to herein as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose changes to the plan of distribution of the offering of our common stock pursuant to the Offering Circular, or the Offering. We are revising the cover and the “Plan of Distribution” section of the Offering Circular to provide for an alternative method of investment in addition to the Folio platform.

Changes to the Plan of Distribution

The cover of the Offering Circular is revised to delete the fourth sentence of the second paragraph and replace it with the following:

If subscription proceeds of at least the minimum offering amount are not deposited with FOLIOfn Investments, Inc. and Branch Banking and Trust Company, as set forth in more detail in the “Plan of Distribution,” on or before the earlier of 12 months following the date of qualification of the offering statement of which this offering circular is a part, or the qualification date, all subscriptions will be refunded to subscribers without deduction or interest.

The “Plan of Distribution” section of the Offering Circular is revised to delete the sixth paragraph of the section and replace it with the following:

This offering is not a firm commitment underwriting, which means that dealer-manager is not purchasing or selling any shares of common stock offered by this offering circular for resale to investors, nor is our dealer-manager required to arrange the purchase or sale of any specific number or dollar amount of the shares of common stock. Our dealer-manager has agreed to use its commercially reasonable “best-efforts” to arrange for the sale of all of the shares of common stock offered hereby. We will enter into subscription agreements directly with investors for the sale of the shares of common stock in connection with this offering. Investors purchasing prior to our achieving the minimum offering amount may use a platform operated by FOLIOfn Investments, Inc., which is referred to herein as Folio, a FINRA member and SEC-registered broker-dealer and clearing firm, to access certain offering information and the subscription agreements, which will be provided online. In addition, investors may invest through their broker-dealer or registered investment advisor, as applicable. Following our achieving the minimum offering amount and assuming we are able to make our shares DTC eligible, investors will also be permitted to complete and submit their subscription agreements through their broker-dealers, electronically or in paper form, and invest through the Depository Trust Company, or DTC Settlement. See “-- Procedures for Acquiring Shares” in the Offering Circular, as supplemented.

The “Plan of Distribution” section of the Offering Circular is revised to delete the subsections titled “– Procedures for Acquiring Shares” and “– Initial Closing” and replace those subsections with the following:

Procedures for Acquiring Shares

Investors may subscribe for shares of common stock in this offering by using the platform operated by Folio or through their broker-dealer or registered investment advisor, as applicable. Funds from subscriptions will be held by Folio in customer accounts for the exclusive benefit of its customers or by Branch Banking and Trust Company, as escrow agent, until such time as all conditions to the initial closing are met. Following the initial closing and upon our shares gaining DTC eligibility investors will be permitted to purchase shares through DTC Settlement, and will coordinate with their broker-dealers or registered investment advisors, as applicable, to pay the full purchase price for their shares by the applicable closing date. Prospective investors who meet the requirements and abide by the investment limitations described below, may subscribe for our shares of common stock.

Initial Closing

As a condition to the transfer of funds from subscribers to us for the initial closing only, the total amount of subscriptions accepted by us and supported by cleared funds in subscriber brokerage accounts at Folio and in the escrow account with Branch Banking and Trust Company, must be greater than the minimum offering amount. When funds from all subscriptions in the offering equal or exceed the minimum offering amount are deposited with Folio for the exclusive benefit of customers and Branch Banking and Trust Company, as escrow agent, by no later than the end of the minimum offering period, the funds will be transferred to us for the initial closing. Thereafter the offering may continue until the earlier of the date when all shares of common stock have been sold to raise the maximum offering amount, the offering is terminated by us, or the offer expiration date is reached.

The “Plan of Distribution” section of the Offering Circular is revised to delete the first paragraph under the subsection titled “– Investment Procedures” and replace that paragraph with the paragraph below and inserting the subsection heading “– Investment Procedures – Folio Procedures” as shown below:

Prior to purchasing any of our shares of common stock, you should review this entire offering circular and any appendices, exhibits and supplements accompanying this offering circular. Prospective investors will acquire our shares of common stock through book-entry order through our dealer-manager or a participating dealer by opening an account with Folio, which will be an account owned by the investor and held by Folio for the exclusive benefit of such investor, or through their broker-dealer or registered investment advisor, as applicable, and depositing the requisite funds with Branch Banking and Trust Company, as escrow agent; provided, however that each investor will be required to complete and submit a subscription agreement as described below. Investors will also be permitted to purchase through DTC Settlement following the initial closing and our shares gaining DTC eligibility.

Folio Procedures

The “Plan of Distribution” section of the Offering Circular is revised to delete the fifth paragraph under the subsection titled “– Investment Procedures” and replace that paragraph with the following:

To invest in this offering through Folio, a prospective investor must have a brokerage account with Folio, either directly or through a broker-dealer that is operating under a fully disclosed clearing agreement on the Folio clearing brokerage. Prospective investors will be able to access the offering materials, including this offering circular, online, where they can submit a subscription request to purchase shares of common stock in the offering. When submitting the subscription request through Folio, a prospective investor is required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents.

The “Plan of Distribution” section of the Offering Circular is revised to insert the following paragraph following the last paragraph under the subsection titled “– Investment Procedures”:

Non-Folio Procedures for Subscribing

Investors not purchasing through Folio must complete and execute a subscription agreement for a specific number of shares and pay for the shares at the time of the subscription. Subscription agreements may be submitted in paper form, or electronically, if electronic subscription agreements and signature are made available to you by your broker-dealer or registered investment advisor, as applicable. Generally, when submitting a subscription agreement electronically, a prospective investor will be required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents.  You may pay the purchase price for your shares by: (i) check; (ii) wire transfer in accordance with the instructions contained in your subscription agreement; or (iii) electronic funds transfer via ACH in accordance with the instructions contained in your subscription agreement.  All checks should be made payable to “Branch Banking and Trust Company, as Escrow Agent for Medalist Diversified REIT, Inc.”  Completed subscription agreements will be sent by your broker-dealer or registered investment advisor, as applicable, to our Dealer-Manager at the address set forth in the subscription agreement. Subscription payments should be delivered directly to Branch Banking and Trust Company, as escrow agent. If you send your subscription payment to your broker or registered investment advisor, then your broker or registered investment advisor will immediately forward your subscription payment to Branch Banking and Trust Company, as escrow agent. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We shall have a period of 30 days after receipt of the subscription agreement to accept or reject the subscription agreement. If rejected, we will return all funds to the rejected subscribers within ten business days. If accepted, the funds will remain in the escrow account until the minimum offering amount has been raised in the offering and all other conditions to closing have been satisfied or waived, at which point we will have an initial closing of the offering and the funds in escrow will then be transferred into our general account. Following the initial closing of this offering, we expect to have several subsequent closings of this offering until the maximum offering amount is raised or the offering is terminated. You will receive a confirmation of your purchase promptly following the closing in which you participate.